Exhibit 99.(g)(b)

APPENDIX A

to

Master Custodian Agreement

(as of February 19, 2020)

Management Investment Companies Registered with the SEC and Portfolios thereof

Syntax ETF Trust

Syntax Stratified LargeCap II ETF

Syntax Stratified U.S. 1000 ETF

Syntax Stratified U.S. Total Market Hedged ETF

Syntax Stratified U.S. Total Market ETF

Syntax Stratified Europe & Asia Developed Markets ETF

Syntax Stratified LargeCap ETF

Syntax Stratified MidCap ETF

Syntax Stratified SmallCap ETF